UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Staymenity LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   October 18, 2022

Physical address of issuer
1211 Van Street SE, Washington, DC 20003

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$59,599	$0
Cash & Cash Equivalents	$1,126	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$1,196	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$53,051	-$31,507

June 19, 2026

FORM C-AR

Staymenity LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Staymenity LLC, a Delaware Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://staymenity.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 19, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Staymenity LLC (the "Company") is a Delaware Limited Liability Company, formed on October 18, 2022.

The Company is located at 1211 Van Street SE, Washington, DC 20003.

The Company's website is https://staymenity.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Staymenity is a platform that allows hosts to rent luxury amenity spaces (e.g., pools, chef's kitchens, sport courts, etc.) for hourly and daily use.

RISK FACTORS

Risks Related to the Company's Business and Industry

Material factors that make an investment in Staymenity LLC speculative or risky:
1. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

2. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan

agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

3. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

5. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

6. No governmental agency has reviewed the Company's offering. No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

7. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

8. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

9. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

10. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the

loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

11. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

12. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

13. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

14. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

15. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

16. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

17. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the Company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage

companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

18. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

19. We are working towards completing CPA-reviewed financial statements and may increase the maximum raise amount during this raise. We anticipate that the reviewed financial statements will be similar to the CEO-certified financial statements that we have provided with this Offering. If the CPA- reviewed financial statements are materially different we will file an amendment to Form C that indicates a material change. Investors should be aware that we intend to amend this offering statement and sell more Securities than we proposed to sell in this initial offering statement, and that the filing of reviewed financial statements will not be a material change. If we file the reviewed financial statements we anticipate that we will increase the maximum offering amount to approximately $300,000.

20. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an

Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

24. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not

be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF . Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

30. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Staymenity is a platform that allows hosts to rent luxury amenity spaces (e.g., pools, chef's kitchens, sport courts, etc.) for hourly and daily use.

Business Plan

Staymenity is looking to personalize the vacation rental space, allowing hosts to pair luxury spaces with curated experiences (e.g., private chefs, cheese boards, decorations, etc.). Whether it be for a family photoshoot with an ocean view, a birthday party with friends, or a morning basketball game, guests can conveniently book all within one platform, and hosts can be compensated. Staymenity focuses on high-quality, luxury listings. Hosts have leveraged Staymenity's photographers and onboarding team to enhance listing photos and descriptions respectively. Staymenity has built out many features for hosts; a dynamic pricing tool, the ability to sell additional items (e.g., $50 for a soft drink cooler), ID verification, security deposits, integrated damage protection, and more. Staymenity intends to build a community of hosts who are looking to create unique experiences, and guests who are looking to take advantage of them at a convenient and affordable price.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Max Kessler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

10/18/2022 - Present: Staymenity, Founder & CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

12/01/2017 - 01/01/2021: JP Morgan Chase & Co., Banking Associate 01/01/2021 - 03/01/2024: JP Morgan Chase & Co., VP Technology & Disruptive Commerce 03/01/2024 - Present: Citizens Bank, Senior Vice President, Commercial Banker Max has worked as an Emerging Growth Banker over the last 6 years supporting many high-growth, venture-backed companies. He has assisted many companies with an array of financial growth decisions. LinkedIn: https://www.linkedin.com/in/max-kessler-3a9a5962/

Education

Name

Steven Kessler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

10/18/2022 - Present: Staymenity, Founder & CFO At Staymenity, Steven serves as CFO and helps lead host generation.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

10/01/2018 - 10/01/2022: Citrin Cooperman, Senior Auditor 10/01/2022 - Present: Marcum LLP, Audit Supervisor LinkedIn: https://www.linkedin.com/in/steven-kessler-853186149/

Education

Steven graduated from Syracuse University in 2017 and has since worked in public accounting as an auditor.

Name

Makan Fofana

All positions and offices held with the Company and date such position(s) was held with start and ending dates

05/23/2023 - Present: Staymenity, CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

06/14/2022 - 04/07/2023: Arcadia, Software Engineer 01/01/2020 - 07/01/2022: Datalot Fullstack, Website Developer & Data Engineer Makan Fofana has worked as a full stack website developer and data engineer for various startups ranging from entertainment to insurance to environmental climate change. He has experience leading and delivering on several highly technical and diversified full stack software engineering projects. LinkedIn: https://www.linkedin.com/in/makan-f-a01b2b214/

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Max Kessler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

10/18/2022 - Present: Staymenity, Founder & CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

12/01/2017 - 01/01/2021: JP Morgan Chase & Co., Banking Associate 01/01/2021 - 03/01/2024: JP Morgan Chase & Co., VP Technology & Disruptive Commerce 03/01/2024 - Present: Citizens Bank, Senior Vice President, Commercial Banker Max has worked as an Emerging Growth Banker over the last 6 years supporting many high-growth, venture-backed companies. He has assisted many companies with an array of financial growth decisions. LinkedIn: https://www.linkedin.com/in/max-kessler-3a9a5962/

Education

Name

Steven Kessler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

10/18/2022 - Present: Staymenity, Founder & CFO At Staymenity, Steven serves as CFO and helps lead host generation.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

10/01/2018 - 10/01/2022: Citrin Cooperman, Senior Auditor 10/01/2022 - Present: Marcum LLP, Audit Supervisor LinkedIn: https://www.linkedin.com/in/steven-kessler-853186149/

Education

Steven graduated from Syracuse University in 2017 and has since worked in public accounting as an auditor.

Name

Makan Fofana

All positions and offices held with the Company and date such position(s) was held with start and ending dates

05/23/2023 - Present: Staymenity, CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

06/14/2022 - 04/07/2023: Arcadia, Software Engineer 01/01/2020 - 07/01/2022: Datalot Fullstack, Website Developer & Data Engineer Makan Fofana has worked as a full stack website developer and data engineer for various startups ranging from entertainment to insurance to environmental climate change. He has experience leading and delivering on several highly technical and diversified full stack software engineering projects. LinkedIn: https://www.linkedin.com/in/makan-f-a01b2b214/

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	2,490,000
Voting Rights	The Securities have voting rights. However, a record owner will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.
Anti-Dilution Rights	

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company does not have any other class of securities outstanding. However, investors should be aware that future issuances of securities may limit, dilute or qualify their rights. Examples of rights that may be granted include the following: Priority in Liquidation: If certain securities, such as preferred stock or debt instruments, have a priority in liquidation over other securities, it means that the preferred investors will be paid first from the company's assets in the event of a liquidation or bankruptcy. This can limit the amount of funds available to the purchasers of the new securities. Dividend Rights: If a class of securities has dividend rights, they may have preference over dividend rights of other securities. This can dilute the potential dividend payments to investors, as the company may need to prioritize payments to a specific group of shareholders. Voting Rights: Securities may have voting rights that allow them to influence significant corporate decisions, such as board elections or major transactions. This can limit the ability of the new investors to have a say in the company's governance. Conversion Rights: If securities have conversion rights, allowing them to convert into a different class of securities (e.g., common stock), this can dilute the ownership stake and potentially the control of the new investors. Anti-Dilution Provisions: Securities may have anti-dilution provisions that protect their ownership percentage in the event of future securities issuances at a lower price than they originally paid. This could result in the new investors receiving securities at a higher price or with fewer rights, effectively diluting their investment. Exit and Liquidity Rights: Securities may have specific rights related to exit events, such as an initial public offering (IPO) or acquisition. These rights can impact the timing and terms of any potential exit for the new investors. Covenants and Restrictions: Securities may come with covenants and restrictions that affect the company's ability to take certain actions, such as incurring additional debt or making significant changes to its business. These restrictions can limit the flexibility of the company, which may affect the new securities'

	value and terms. Change of Control Provisions: Securities may have change of control provisions that trigger certain events if a change in ownership or control of the company occurs. These provisions can impact the rights and obligations of both existing and new investors in the event of a merger or acquisition. Information Rights: If securities include information rights, they may have access to financial and operational information about the company that the new investors do not have access to, potentially putting the new investors at a disadvantage in terms of their ability to make informed investment decisions.
Other Material Terms or information.	The Company has granted a perpetual waiver of any transfer restrictions listed in its Limited Liability Company Agreement for all Securities sold in this Offering.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	23,390	$46,780.00	Intermediary Fees; Vendor & Third-Party Service Provider Integrations; and Key Hires If Maximum Amount Sold Intermediary Fees: $6,076 Vendor & Third-Party Service Provider Integrations: $68,200 Key Hires: $49,724	November 3, 2023	Regulation CF
LLC/Membership Interests		$156,265.00	Operational expenses	October 18, 2022	Section 4(a)(2)

Ownership

A majority of the Company is owned by two people. Those people are Max Kessler and Makan Fofana.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Max Kessler	40.5%
Makan Fofana	40.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The company recorded losses of 31,507 and 53,051 for the years ended December 31, 2023 and 2024 respectively. The company has been funded through contributions by its founders. The organization has been working to complete the platform and is planning to start taking reservations in 2025 to help fund operations.

Staymenity plans to launch the site and start taking reservations and continue to grow the user base.

Liquidity and Capital Resources

On November 3, 2023 the Company conducted an offering pursuant to Regulation CF and raised $46,780.00.

On October 18, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $156,265.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	Max Kessler
Relationship to the Company	CEO
Total amount of money involved	$126,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital contribution

Related Person/Entity	Steven Kessler
Relationship to the Company	CFO
Total amount of money involved	$51,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital Contribution

Related Person/Entity	Makan Fofana
Relationship to the Company	CTO
Total amount of money involved	$45,235
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Capital contribution

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Max Kessler
(Signature)

Max Kessler
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

STAYMENITY LLC
December 31 ,2024

ASSETS

Cash	$	1,126.00
Website, net of accumulated amortization		58,473
TOTAL ASSETS		59,599

Liabilities		-
Equity		(59,599)
TOTAL LIABILITIES AND EQUITY	$	59,599

REVENUE

Bookings	$	1,196

EXPENSES

Dues and subscriptions	5,569
Legal and professional services	16,562
Office expenses	945
outside services	26,675
Amortization	4,496
TOTAL EXPENSES	54,247

NET LOSS FROM OPERATIONS	$	(53,051)



STAYMENITY LLC
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 2022
AND 2023


STAYMENTIY, LLC
BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022
AND 2023


	2021	**2022**	**2023**
ASSETS			
Cash & Cash equivalents	$ -	$ -	$ -
TOTAL ASSETS	-	-	-
LIABILITIES AND OWNERS EQUITY			
Liabilities			
Accounts payable and accrued expenses	$ -	$ -	$ -
TOTAL LIABILITIES	-	-	-
Members Equity			
Capital Contributions	$ 51,337	$ 115,870	$ 154,237
Members Deficit	(51,337)	(115,870)	(157,237)
TOTAL MEMBERS EQUITY	-	-	-
TOTAL LIABILITIES AND MEMBERS EQUITY	$ -	$ -	$ -

STAYMENTIY, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022
AND 2023

	2021	2022	2023
OPERATING REVENUE			
Revenue	$ -	$ -	$ -
TOTAL OPERATING REVENUE	-	-	-
OPERATING EXPENSES			
Contractors	$ 21,381	$ 62,411	$ 23,834
Subscriptions	26	427	2,195
Verification services	513	393	210
Website hosting fees	331	977	2,628
Legal and accounting	3,482	325	9,500
State filing	-	-	300
TOTAL OPERATING EXPENSES	$ 25,733	$ 64,533	$ 38,367
Net Loss	$ (25,733)	$ (64,533)	$ (38,367)

STAYMENITY, LLC
STATEMENTS OF MEMBERS EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022
AND 2023

JANUARY 1, 2021	$	-
Capital contributions		25,733
Net loss		(25,733)
December 31, 2021		-
Capital contributions		64,533
Net loss		(64,533)
December 31, 2022		-
Capital contributions		38,367
Net loss		(38,367)
December 31, 2023	$	-

STAYMENITY, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022
AND 2023

	2021	2022	2023
CASH FLOW FROM OPERATING ACTIVITIES			
Net income (loss)	$ (25,733)	$ (64,533)	$ (38,367)
Adjustments to reconcile change in net assets to net cash			
Used in operating activities:			
NET CASH USED IN OPERATING ACTIVITIES	(25,733)	(64,533)	(38,367)
CASH FLOWS FROM INVESTING ACTIVITIES			
NET CASH USED IN INVESTING ACTIVITIES	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions	25,733	64,533	38,367
NET CASH PROVIDED BY FINANCING ACTIVITIES	25,733	64,533	38,367
NET CHANGE IN CASH AND CASH EQUIVALENTS	-	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	-	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ -	$ -	$ -
TOTAL CASH AND CASH EQUIVALENTS	$ -	$ -	$ -